UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

# Banco Santander (Brasil) S.A.

**4Q14** BR GAAP Results

February 3rd, 2015

Santander

# DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

# TABLE OF CONTENTS

# MACROECONOMIC SCENARIO - CONSENSUS

## GDP (Y-o-Y growth %)


1.0
2.5
0.1
0.0
1.5
2012
2013
2014e
2015e
2016e

## Interest Rate – Selic (%)


7.25
10.00
11.75
12.50
11.50
2012
2013
2014
2015e
2016e

## Inflation (IPCA %)


5.8
5.9
6.4
7.0
5.6
2012
2013
2014
2015e
2016e

## Exchange Rate (R$ / US$)


2.04
2.34
2.66
2.80
2.90
2012
2013
2014
2015e
2016e

# TABLE OF CONTENTS

# HIGHLIGHTS – 4Q14 / 3Q14

## Balance Sheet

- **Expanded loan portfolio +6%, with growth in all segments**
- **Funding from clients +4%**
- **Balance sheet strength**
  - ✓ BIS: 17.5%
  - ✓ Loans / Deposits: 98%

## Results

- **Revenues increase in the quarter**
  - ✓ Stable net interest income
  - ✓ Fees +8%
- **Allowance for loan losses drops 14%**
  - ✓ Net interest income, net of allowance for loan losses +8%
- **General expenses under control,** with annual evolution below inflation
- **Net profit grows +4%**

## Risks

- **Credit quality**
  - ✓ **Delinquency ratio continues decrease**: Over 90 and 15 to 90, -38bps and -18bps respectively
  - ✓ **Cost of credit reduces** 66bps
  - ✓ **Coverage ratio rise up** and reaches 180%

# TABLE OF CONTENTS

# NET PROFIT

**Net profit increases 3.9% in the quarter**

R$ MM


8.0%
3.9%
1.8%
1,409
1,428
1,437
1,464
1,521
5,744
5,850
909
909
909
927
943
3,637
3,689
500
518
528
537
578
2,107
2,161
4Q13
1Q14
2Q14
3Q14
4Q14
2013
2014
Accounting Profit
Goodwill

# RESULTS

R$MM

| Managerial Profit | 2014 | 2013 | Var. (%) YoY | Var. (%) QoQ |
|---|---|---|---|---|
| Net Interest Income | 27,649 | 29,827 | -7.3% | 0.0% |
| Fee and Commission Income | 11,058 | 10,674 | 3.6% | 7.7% |
| TOTAL REVENUES | 38,707 | 40,502 | -4.4% | 2.2% |
| Allowance for Loan Losses | (9,392) | (11,720) | -19.9% | -13.7% |
| General Expenses | (16,749) | (16,297) | 2.8% | 3.2% |
| Others | (5,576) | (5,975) | -6.7% | 39.0% |
| PROFIT BEFORE TAXES | 6,991 | 6,510 | 7.4% | -2.6% |
| Taxes and Minority Interest | (1,142) | (765) | 49.2% | -31.3% |
| MANAGERIAL NET PROFIT | 5,850 | 5,744 | 1.8% | 3.9% |

# NET INTEREST INCOME

## Stable net interest income in the quarter

### Net Interest Income Breakdown

R$ MM



-3.2%
0.0%
-7.3%
7,211
7,000
6,686
6,980
6,983
29,827
27,649
1,409
320
5,482
1,293
304
5,403
985
313
5,387
1,459
347
5,174
1,522
351
5,110
6,402
1,101
22,325
5,259
1,315
21,075
4Q13
1Q14
2Q14
3Q14
4Q14
2013
2014
Credit
Deposits
Others

### NII with Clients and Interest Rates

**Interest Rate** (Quarter average) – Selic

| 4Q13 | 1Q14 | 2Q14 | 3Q14 | 4Q14 |
|---|---|---|---|---|
| 9.5% | 10.4% | 10.9% | 10.9% | 11.3% |



Credit Spread (%)
9.8%
9.9%
9.8%
9.1%
8.6%
10.3%
9.3%
Deposit Spread (%)
1.0%
1.0%
1.0%
1.1%
1.0%
0.9%
1.0%
4Q13
1Q14
2Q14
3Q14
4Q14
2013
2014

# LOAN PORTFOLIO

**Expanded Loan Portfolio accelerates and grows 6.0% in the quarter**

## Expanded Portfolio

R$ Billion


11.0%
6.0%
279.8
275.2
279.7
293.1
310.6
Dec.13
Mar.14
Jun.14
Sep.14
Dec.14

## Segment Breakdown

| R$ Million | Dec-14 | Dec-13 | YoY | QoQ | Share Loan Portfolio in Dec/14 |
|---|---|---|---|---|---|
| Individuals | 78,292 | 75,254 | 4.0% | 2.1% | 32% |
| Consumer Finance | 36,756 | 37,849 | -2.9% | 0.6% | 15% |
| SMEs | 31,767 | 33,712 | -5.8% | 2.4% | 13% |
| Corporate | 98,699 | 80,667 | 22.4% | 9.3% | 40% |
| **Total** | **245,514** | **227,482** | **7.9%** | **4.7%** | **100%** |
| Other Transactions[1] | 65,079 | 52,346 | 24.3% | 11.0% | |
| **Expanded Portfolio** | **310,593** | **279,828** | **11.0%** | **6.0%** | |

1.Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees).

# FUNDING

Funding from Clients grows 3.5% in the quarter

| R$ Billion | Dec-14 | Dec-13 | YoY (%) | QoQ (%) |
|---|---|---|---|---|
| Demand Deposits + Savings Deposits | 54.0 | 49.2 | 9.7% | 6.5% |
| Time Deposits + Debentures[1] | 160.1 | 142.0 | 12.8% | 2.9% |
| Treasury Notes (Letras Financeiras)[2] | 37.6 | 30.9 | 21.8% | 2.1% |
| **Funding From Clients - on balance (A)** | **251.7** | **222.1** | **13.4%** | **3.5%** |
| (-) Reserve Requirements | -30.1 | -35.6 | -15.5% | -4.5% |
| Borrowing and Onlendings | 15.7 | 11.8 | 32.9% | 11.1% |
| Subordinated Debt | 14.1 | 8.9 | 58.0% | 4.4% |
| Offshore Funding | 36.1 | 36.1 | 0.1% | 2.5% |
| **Total Funding – on balance (B)** | **287.5** | **243.3** | **18.2%** | **4.7%** |
| Assets Under Management | 164.1 | 144.9 | 13.2% | 1.6% |
| **Total Funding + AUM** | **451.6** | **388.2** | **16.3%** | **3.6%** |
| Total Credit (C) | 245.5 | 227.5 | 7.9% | 4.7% |
| C/ B (%) | 85% | 94% | | |
| C / A (%) | 98% | 102% | | |

1. Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA), 2.Includes Certificates of Structured Operations (COE),

# FEES AND COMMISSION INCOME

**Fees increase of 8% in the quarter**

## Total

R$ Million


4.6%
7.7%
2,847
2,633
2,683
2,765
2,977
4Q13
1Q14
2Q14
3Q14
4Q14

## Breakdown of Fee and Commission Income

| R$ Million | 2014 | 2013 | YoY | QoQ |
|---|---|---|---|---|
| Asset Management | 1,008 | 1,172 | -13.9% 9.5% | 0.7% |
| Current Account | 1,839 | 1,803 | 2.0% | -0.6% |
| Lending Operations | 1,255 | 1,182 | 6.1% | 9.6% |
| Insurance | 1,800 | 1,819 | -1.1% 7.8% | 33.2% |
| Cards | 3,342 | 3,182 | 5.0% | 4.8% |
| Collection Services | 924 | 810 | 14.0% | 9.3% |
| Securities Brokerage and Placement | 501 | 448 | 11.8% | -27.3% |
| Others | 390 | 259 | 50.7% | 21.8% |
| **TOTAL** | **11,058** | **10,674** | **3.6%** | **7.7%** |
| **Normalized Total[1]** | **11,058** | **10,273** | **7.6%** | |

1. Does not consider the insurance's seasonal effect and the sale of the Santander Asset Management .

# GENERAL EXPENSES

**General Expenses with evolution below inflation**

## General Expenses

R$ Million


2.9%
3.2%
4,313
413
1,947
1,953
3,974
436
1,760
1,779
4,032
450
1,788
1,794
4,303
508
1,863
1,932
4,440
502
1,976
1,962
4Q13
1Q14
2Q14
3Q14
4Q14
Administrative
Personnel
Depreciation and Amortization

## Breakdown of Expenses

| R$ Million | 2014 | 2013 | YoY | QoQ |
|---|---|---|---|---|
| Administrative | 7,466 | 7,324 | 1.9% | 1.6% |
| Personnel | 7,387 | 7,241 | 2.0% | 6.1% |
| **Subtotal** | **14,853** | **14,565** | **2.0%** | **3.8%** |
| Depreciation/ Amortization | 1,896 | 1,732 | 9.5% | -1.1% |
| **Total** | **16,749** | **16,297** | **2.8%** | **3.2%** |

# CREDIT INDICATORS

**NPL ratio over 90 and 15-90 reduces in the quarter**

## NPL from 15 to 90 days


6.7%
7.4%
7.5%
6.7%
6.4%
4.7%
5.3%
5.0%
4.3%
4.1%
2.9%
3.2%
2.7%
2.2%
2.2%
Dec.13
Mar.14
Jun.14
Sep.14
Dec.14

## NPL Over 90 days


5.1%
5.1%
5.6%
5.2%
4.8%
3.7%
3.8%
4.1%
3.7%
3.3%
2.4%
2.6%
2.7%
2.4%
2.1%
Dec.13
Mar.14
Jun.14
Sep.14
Dec.14
Corporate
Individuals
Total

## Coverage Ratio Over 90 days


179.4%
170.2%
180.0%
Dec.13
Sep.14
Dec.14

# ALLOWANCE FOR LOAN LOSSES

Cost of credit decreases 119 bps in twelve months


3.8%
3.6%
3.8%
3.7%
3.1%
4.7%
3.5%
-13.1%
-13.7%
-19.9%
11,720
9,392
2,449
2,346
2,451
2,466
2,128
3,327
3,001
3,043
3,070
2,795
14,227
11,909
(878)
(655)
(591)
(604)
(667)
(2,507)
(2,517)
4Q13
1Q14
2Q14
3Q14
4Q14
2013
2014
Credit Cost
Gross Allowance for Loan Losses
Income from recovery of written off loans

# PERFORMANCE RATIOS

## Efficiency Ratio (%)


51.1%
50.6%
53.6%
4Q13
3Q14
4Q14

## Recurrence (%)


66.0%
64.3%
67.0%
4Q13
3Q14
4Q14

## ROAA[1] (%)


1.2%
1.2%
1.1%
4Q13
3Q14
4Q14

| | | | |
|---|---|---|---|
| Assets[1] Bln | 476 | 507 | 583 |

## ROAE[1] (%)


10.5%
11.6%
12.1%
4Q13
3Q14
4Q14

| | | | |
|---|---|---|---|
| Equity[1] Bln | 53.4 | 50.5 | 50.5 |

1. Excludes the goodwill

# LIQUIDITY AND CAPITAL RATIOS

## Loan to Deposit[1]


102.4%
96.4%
97.5%
Dec.13
Sep.14
Dec.14

## BIS Ratio


19.2%
0.8%
18.4%
18.8%
1.5%
17.3%
17.5%
1.4%
16.1%
Dec.13
Sep.14
Dec.14
Tier I
Tier II

# TABLE OF CONTENTS

# 2014 – Final Remarks

- Positive trends in volumes and revenues;
- In the quarter, loan portfolio with growth in all segments;
- Improvement in asset quality indicators, reflected in lower cost of credit;
- General expenses with evolution well below inflation.

**We continue strengthening our commercial model, with focus on a sustainable growth**

# TABLE OF CONTENTS

# Annexes – BR GAAP

# RESULTS

## Managerial (R$ million)

| Managerial Financial Statement | 2014 | 2013 | Var. YoY Abs. | Var. YoY % |
|---|---|---|---|---|
| **NET INTEREST INCOME** | **27,649** | **29,827** | **(2,178)** | **-7.3%** |
| Allowance for Loan Losses | (9,392) | (11,720) | 2,329 | -19.9% |
| **NET INTEREST INCOME AFTER LOAN LOSSES** | **18,258** | **18,107** | **151** | **0.8%** |
| Fee and Commission Income | 11,058 | 10,674 | 384 | 3.6% |
| General Expenses | (16,749) | (16,297) | (452) | 2.8% |
| Personnel Expenses + Profit Sharing | (7,387) | (7,241) | (145) | 2.0% |
| Administrative Expenses | (9,362) | (9,055) | (307) | 3.4% |
| Tax Expenses | (3,139) | (3,124) | (15) | 0.5% |
| Other Income (Expenses) | (2,437) | (2,851) | 414 | -14.5% |
| **INCOME BEFORE TAXES** | **6,991** | **6,510** | **482** | **7.4%** |
| INCOME TAX AND SOCIAL CONTRIBUTION TAX | (943) | (518) | (425) | 82.1% |
| MINORITY INTEREST | (199) | (248) | 49 | -19.8% |
| **NET PROFIT** | **5,850** | **5,744** | **105** | **1.8%** |

# RESULTS

## Managerial – Quarterly (R$ million)

| Managerial Financial Statement | 1Q13 | 2Q13 | 3Q13 | 4Q13 | 1Q14 | 2Q14 | 3Q14 | 4Q14 |
|---|---|---|---|---|---|---|---|---|
| **NET INTEREST INCOME** | **7,658** | **7,438** | **7,521** | **7,211** | **7,000** | **6,686** | **6,980** | **6,983** |
| Allowance for Loan Losses | (3,371) | (3,202) | (2,698) | (2,449) | (2,346) | (2,451) | (2,466) | (2,128) |
| **NET INTEREST INCOME AFTER LOAN LOSSES** | **4,287** | **4,236** | **4,822** | **4,762** | **4,654** | **4,235** | **4,514** | **4,854** |
| Fee and Commission Income | 2,586 | 2,628 | 2,614 | 2,847 | 2,633 | 2,683 | 2,765 | 2,977 |
| General Expenses | (3,891) | (3,992) | (4,101) | (4,313) | (3,974) | (4,032) | (4,303) | (4,440) |
| Personnel Expenses + Profit Sharing | (1,753) | (1,735) | (1,807) | (1,947) | (1,760) | (1,788) | (1,863) | (1,976) |
| Administrative Expenses | (2,138) | (2,257) | (2,294) | (2,367) | (2,214) | (2,244) | (2,439) | (2,464) |
| Tax Expenses | (750) | (776) | (812) | (785) | (767) | (782) | (768) | (822) |
| Other Income (Expenses) | (631) | (499) | (918) | (803) | (797) | (407) | (413) | (820) |
| **INCOME BEFORE TAXES** | **1,600** | **1,597** | **1,605** | **1,707** | **1,749** | **1,697** | **1,795** | **1,749** |
| INCOME TAX AND SOCIAL CONTRIBUTION TAX | (38) | (93) | (151) | (236) | (269) | (230) | (282) | (162) |
| MINORITY INTEREST | (43) | (94) | (48) | (62) | (53) | (30) | (50) | (66) |
| **NET PROFIT** | **1,519** | **1,410** | **1,407** | **1,409** | **1,428** | **1,437** | **1,464** | **1,521** |

# BALANCE SHEET Assets (R$ million)

| Assets | Dec-13 | Mar-14 | Jun-14 | Sep-14 | Dec-14 |
|---|---|---|---|---|---|
| **Current Asset and Long-term Assets** | **465,777** | **475,805** | **476,749** | **497,162** | **572,730** |
| Cash and Cash Equivalents | 5,486 | 5,204 | 5,005 | 5,050 | 5,075 |
| Interbank Investments | 47,655 | 31,255 | 32,502 | 56,077 | 39,809 |
| Securities and Derivative Financial Instrument | 78,146 | 96,242 | 103,862 | 102,175 | 132,271 |
| Interbank Accounts | 35,833 | 42,712 | 45,328 | 33,554 | 30,308 |
| Interbranch Accounts | 1 | 0 | - | 2 | - |
| Lending Operations | 212,508 | 208,981 | 211,722 | 219,890 | 231,021 |
| *- Lending Operations* | *227,482* | *224,012* | *226,363* | *234,583* | *245,596* |
| *- Lending Operations Related to Assignment* | *25* | *20* | *15* | *10* | *6* |
| *- Allowance for Loan Losses* | *(14,999)* | *(15,050)* | *(14,656)* | *(14,704)* | *(14,582)* |
| Other Receivables | 84,339 | 89,440 | 76,448 | 78,263 | 131,892 |
| Other Assets | 1,809 | 1,970 | 1,883 | 2,152 | 2,355 |
| **Permanent Assets** | **20,088** | **18,807** | **17,451** | **17,776** | **17,226** |
| Investments | 137 | 51 | 50 | 44 | 38 |
| Fixed Assets | 6,807 | 6,704 | 6,363 | 6,499 | 6,923 |
| Intangibles | 13,144 | 12,052 | 11,038 | 11,233 | 10,265 |
| *- Goodwill* | *26,245* | *26,275* | *26,276* | *27,433* | *27,428* |
| *- Others* | *(13,101)* | *(14,223)* | *(15,238)* | *(16,200)* | *(17,163)* |
| **Total Assets** | **485,866** | **494,612** | **494,200** | **514,938** | **589,956** |
| **Total Assets (excluding goodwill)** | **476,492** | **486,117** | **486,614** | **507,122** | **583,089** |

# BALANCE SHEET Liabilities and Equity (R$ million)

| Liabilities and Equity | Dec-13 | Mar-14 | Jun-14 | Sep-14 | Dec-14 |
|---|---|---|---|---|---|
| **Current Liabilities and Long-Term Liabilities** | **421,751** | **436,052** | **434,865** | **455,129** | **531,085** |
| Deposits | 134,213 | 133,227 | 134,118 | 135,286 | 143,632 |
| *Demand Deposits* | *15,605* | *14,356* | *14,635* | *14,084* | *16,049* |
| *Saving Deposits* | *33,589* | *35,023* | *35,779* | *36,627* | *37,939* |
| *Interbank Deposits* | *3,920* | *3,956* | *4,172* | *3,764* | *3,776* |
| *Time Deposits* | *81,100* | *79,891* | *79,532* | *80,810* | *85,867* |
| Money Market Funding | 78,462 | 86,279 | 89,945 | 101,545 | 110,353 |
| Funds from Acceptance and Issuance of Securities | 69,061 | 66,125 | 69,739 | 75,214 | 74,952 |
| Interbank Accounts | 64 | 2,276 | 2,492 | 1,523 | 14 |
| Interbranch Accounts | 2,771 | 1,454 | 1,509 | 1,458 | 2,678 |
| Borrowings | 17,975 | 17,627 | 18,131 | 21,853 | 24,444 |
| Domestic Onlendings - Official Institutions | 11,757 | 12,459 | 12,943 | 14,031 | 15,614 |
| Foreign Onlendings | 19 | 9 | 9 | - | - |
| Derivative Financial Instruments | 5,865 | 4,543 | 4,472 | 5,525 | 8,813 |
| Other Payables | 101,563 | 112,054 | 101,506 | 98,694 | 150,587 |
| Deferred Income | 308 | 315 | 335 | 341 | 409 |
| Minority Interest | 987 | 1,040 | 997 | 1,155 | 1,141 |
| Equity | 62,819 | 57,204 | 58,003 | 58,313 | 57,321 |
| **Total Liabilitities and Equity** | **485,866** | **494,612** | **494,200** | **514,938** | **589,956** |
| **Equity (excluding goodwill)** | **53,446** | **48,709** | **50,417** | **50,496** | **50,453** |

# BALANCE SHEET

## Loan Portfolio by Product

| R$ Million | Dec-14 | Dec-13 | Var. YoY | Sep-14 | Var. QoQ |
|---|---|---|---|---|---|
| **Individuals** | **78,292** | **75,254** | **4.0%** | **76,683** | **2.1%** |
| Leasing / Auto Loans (*) | 3,229 | 3,193 | 1.1% | 3,206 | 0.7% |
| Credit Card | 18,341 | 17,221 | 6.5% | 16,854 | 8.8% |
| Payroll Loans | 11,342 | 13,451 | -15.7% | 11,874 | -4.5% |
| Mortgage | 21,318 | 15,702 | 35.8% | 19,457 | 9.6% |
| Agricultural Loans | 3,383 | 2,740 | 23.5% | 3,379 | 0.1% |
| Personal Loans / Others | 20,679 | 22,948 | -9.9% | 21,913 | -5.6% |
| **Consumer Finance** | **36,756** | **37,849** | **-2.9%** | **36,530** | **0.6%** |
| **Corporate** | **130,465** | **114,379** | **14.1%** | **121,303** | **7.6%** |
| Leasing / Auto Loans | 3,137 | 3,337 | -6.0% | 3,116 | 0.7% |
| Real Estate | 10,283 | 9,497 | 8.3% | 10,237 | 0.5% |
| Trade Finance | 20,455 | 17,102 | 19.6% | 18,681 | 9.5% |
| On-lending | 12,125 | 9,963 | 21.7% | 11,477 | 5.6% |
| Agricultural Loans | 2,780 | 2,290 | 21.4% | 2,458 | 13.1% |
| Working Capital / Others | 81,685 | 72,190 | 13.2% | 75,335 | 8.4% |
| **Total** | **245,514** | **227,482** | **7.9%** | **234,516** | **4.7%** |

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,552 MM in Dec/14, R$ 33,363 MM in Sep/14 and R$ 33,732 MM in Dec/13.

# SANTANDER ACQUIRING

**In 2014 :**

- Volumes increase **43%** in the last 12 months

| Santander Acquiring | | 2013 | 2014 | 2014 vs. 2013 |
|---|---|---|---|---|
| CREDIT | Revenues (R$ MM)<br>Transactions (MM) | ▪ 26,352<br>▪ 217.8 | ▪ 38,641<br>✓ 280.7 | ▪ 47%<br>✓ 29% |
| DEBIT | Revenues (R$ MM)<br>Transactions (MM) | ▪ 16,335<br>▪ 283.8 | ▪ 22,281<br>✓ 354.3 | ▪ 36%<br>✓ 25% |
| TOTAL | Revenues (R$ MM)<br>Transactions (MM) | ▪ 42,687<br>▪ 501.7 | ▪ 60,922<br>✓ 635.1 | ▪ 43%<br>✓ 27% |

# VINTAGES PERFORMANCE

## Over 30 – Three months after the origination

### Retail – Individuals[1]


100
94
91
99
99
99
83
69
67
59
56
53
45
44
34
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

### Retail - Corporate


100
89
99
94
99
99
66
50
55
46
41
44
38
36
31
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

### "Car Finance"


100
96
99
90
62
47
44
54
50
45
52
59
65
49
45
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

(*) Charts in 100 basis.
1. Considers cards and overdraft.

**Investor Relations (Brazil)**
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br